UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.         )*

Union First Market Bankshares Corporation

(Name of Issuer)

Common Stock, par value $1.33

(Title of Class of Securities)

905399101

(CUSIP Number)

David N. Oakey

Esquire

McGuireWoods LLP

901 East Cary Street

Richmond, VA 23219

(804) 775-1022

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 1, 2010

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	Names of reporting persons. I.R.S. Identification nos. of above persons (entities only). James E. Ukrop
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Virginia
Number of shares beneficially owned by each reporting person with	7	Sole voting power 335,649
	8	Shared voting power 3,202,209
	9	Sole dispositive power 335,649
	10	Shared dispositive power 3,202,209
11	Aggregate amount beneficially owned by each reporting person 3,537,858
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 13.66%
14	Type of reporting person IN

1	Names of reporting persons. I.R.S. Identification nos. of above persons (entities only). Robert S. Ukrop
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Virginia
Number of shares beneficially owned by each reporting person with	7	Sole voting power 328,964
	8	Shared voting power 3,217,063
	9	Sole dispositive power 328,964
	10	Shared dispositive power 3,217,063
11	Aggregate amount beneficially owned by each reporting person 3,546,027
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 13.68%
14	Type of reporting person IN

1	Names of reporting persons. I.R.S. Identification nos. of above persons (entities only). Ukrop’s Thrift Holdings, Inc. 54-0967106
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Virginia
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 3,073,896
	9	Sole dispositive power 0
	10	Shared dispositive power 3,073,896
11	Aggregate amount beneficially owned by each reporting person 3,073,896
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 11.87%
14	Type of reporting person CO

1	Names of reporting persons. I.R.S. Identification nos. of above persons (entities only). Ukrop’s Super Markets, Inc. 54-0967106
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Virginia
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 3,073,896
	9	Sole dispositive power 0
	10	Shared dispositive power 3,073,896
11	Aggregate amount beneficially owned by each reporting person 3,073,896
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 11.87%
14	Type of reporting person CO

1	Names of reporting persons. I.R.S. Identification nos. of above persons (entities only). Ukrop’s Services, L.C. 54-1846382
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Virginia
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 125,465
	9	Sole dispositive power 0
	10	Shared dispositive power 125,465
11	Aggregate amount beneficially owned by each reporting person 125,465
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.48%
14	Type of reporting person OO (limited liability company)

Item 1.	Security and Issuer.

The title and class of equity securities to which this Schedule 13D relates is the common stock, par value $1.33 per share (the “Shares”), of Union First Market Bankshares Corporation, a Virginia corporation (formerly Union Bankshares Corporation, the “Issuer”). The address of the principal executive offices of the Issuer is 111 Virginia Street, Suite 200, Richmond, VA 23219.

Item 2.	Identity and Background.

(a), (b), (c) and (f). This Schedule 13D is being filed by James E. Ukrop (“James”), Robert S. Ukrop (“Robert”), Ukrop’s Thrift Holdings, Inc. (“Thrift”), Ukrop’s Super Markets, Inc. (“Ukrop’s”) and Ukrop’s Services L.C. (“Services,” and together with James, Robert, Thrift and Ukrop’s the “Reporting Persons”).

James is a United States citizen who serves as a director of the Issuer.

Robert is a United States citizen whose principal occupation is chairman, president and chief executive officer of Ukrop’s. Robert is the brother of James.

Each of James and Robert is a Managing Member of Services. Services is a Virginia limited liability company currently not engaged in any operating activities.

James is a director and chairman of Thrift and Robert is president, chief operating officer and a board member of Thrift. Thrift is a Virginia corporation and a wholly-owned subsidiary of Ukrop’s. Thrift currently is not engaged in any operating activities. Robert is the chairman, president and chief executive officer of Ukrop’s, and each of James and Robert is a controlling shareholder of Ukrop’s. Ukrop’s has a wholly owned operating subsidiary engaged in the business of manufacturing and supplying prepared foods.

The business address of the Reporting Persons other than James is 2001 Maywill Street, Suite 100, Richmond, VA 23230. The business address of James is 111 Virginia Street, Suite 200, Richmond, VA 23219.

Executive Officers and Directors: in accordance with the provisions of General Instruction C to Schedule 13D, information concerning executive officers and directors of Services, Thrift, and Ukrop’s (other than James and Robert) is included in Schedule A hereto and is incorporated by reference herein.

(d) and (e) During the last five years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons set forth on Schedule A: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Effective February 1, 2010, First Market Bank (“First Market”) merged with and into a newly formed wholly owned interim bank subsidiary of the Issuer (“Acquisition Bank”), with Acquisition Bank surviving as a direct wholly owned subsidiary of the Issuer (the “Merger”). As a result of the Merger, each share of First Market common stock automatically converted into the right to receive 6,273.259 shares of common stock (“Shares”) of the Issuer. Each of the Reporting Persons, as a shareholder of First Market, received Shares of the Issuer in the Merger. Prior to the Merger James was the chairman of First Market, and at the closing of the Merger, James was named as a director of the Issuer.

Item 4.	Purpose of Transaction.

The Reporting Persons intend to hold for investment the Shares that they own and have no present plans to acquire additional Shares, or to dispose of any Shares, but reserve the right to buy or sell from time to time.

In connection with the completion of the Merger, the Reporting Persons committed to the Federal Reserve Bank of Richmond not to exercise or attempt to exercise a controlling influence over the management or policies of the Issuer or any of its Subsidiaries (the “Passivity Commitment”). As a result of the Passivity Commitment, the Reporting Persons may not have any plans or proposals which relate to, or would result in, any one or more of the matters described in Items 4(a)-(j) of Schedule 13D.

James currently serves on the board of directors of the Issuer. As a director, James may have influence over the corporate activity of the Issuer, including activity which may relate to transactions described in subparagraphs (a) through (j) of this Item 4 to Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) As of February 11, 2010, the aggregate number of Shares and the percentage of the outstanding Shares of the Issuer beneficially owned by each of the Reporting Persons is as follows:

James is the record holder of 279,442 Shares and an indirect beneficial owner of 56,207 Shares held in a revocable trust. Robert is the record holder of 279,442 Shares and an indirect beneficial owner of 46,674 Shares held in a revocable trust. Thrift is the record holder of 3,073,896 Shares and Services is the record holder of 125,465 Shares.

Both Robert and James may be deemed to be the indirect beneficial owners of 2,848 Shares held in a trust for the benefit of one of Robert’s children, as co-trustees for the trust. Robert may be deemed to be the indirect beneficial owner of 14,854 Shares held in two trusts for the benefit of two of his children and for which Robert’s wife serves as trustee. Robert may be deemed to be the indirect beneficial owner of 2,848 Shares held in a trust for the benefit of one of his children and for which he serves as trustee.

Ukrop’s may be deemed to beneficially own 3,073,896 Shares as the sole shareholder of Thrift.

James may be deemed to beneficially own the 3,073,896 Shares held by Thrift as a control person of Ukrop’s and as chairman and director of Thrift. Robert may be deemed to beneficially own the 3,073,896 Shares held by Thrift as a control person, director and executive officer of Ukrop’s and as a director and executive officer of Thrift.

James and Robert each may be deemed to beneficially own the 125,465 Shares held by Services as co-managers and co-members of Services.

Based on 25,896,839 Shares issued and outstanding as of February 1, 2010, as reported by the Issuer to the Reporting Persons, (1) James may be deemed to beneficially own 13.66% of the outstanding Shares, (2) Robert may be deemed to beneficially own 13.68% of the outstanding Shares, (3) Thrift and Ukrop’s may be deemed to beneficially own 11.87% of the outstanding Shares, and (4) Services may be deemed to beneficially own 0.48% of the outstanding Shares.

Each of the Reporting Persons disclaims beneficial ownership of the securities held by others, including the other Reporting Persons, except to the extent of such Reporting Person’s pecuniary interest therein, if any.

(b) Number of shares as to which each Reporting Person has:

Sole power to vote or to direct the vote:

See Cover Pages Items 7 – 10.

Shared power to vote or to direct the vote:

See Cover Pages Items 7 – 10.

Sole power to dispose or to direct the disposition of:

See Cover Pages Items 7 – 10.

Shared power to dispose or to direct the disposition of:

See Cover Pages Items 7 – 10.

(c) None of the Reporting Persons engaged in any transactions involving the Issuer’s Shares during the past 60 days.

(d) No person other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares reported as being beneficially owned by the Reporting Persons on this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided in Item 4 of this Schedule 13D is incorporated herein by reference.

Other than as described in Item 4, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationship (legal or otherwise) among the persons named in Item 2 and between any such person and any person with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits.

Exhibit	Description

1.	Joint Filing Agreement dated as of February 10, 2010 by and among James E. Ukrop, Robert S. Ukrop, Ukrop’s Super Markets, Inc., Ukorp’s Thrift Holdings, Inc. and Ukrop’s Services L.C.

2.	Passivity Commitment to the Federal Reserve of Richmond, dated January 9, 2010

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2010

/S/ JAMES E. UKROP
James E. Ukrop

/S/ ROBERT S. UKROP
Robert S. Ukrop

UKROP’S SUPER MARKETS, INC.

/S/ ROBERT S. UKROP
Name:	Robert S. Ukrop
Title:	President and CEO

UKROP’S SERVICES, L.C.

/S/ JAMES E. UKROP
Name:	James E. Ukrop
Title:	Manager

UKROP’S THRIFT HOLDINGS, INC.

/S/ JAMES E. UKROP
Name:	James E. Ukrop
Title:	Chairman

SCHEDULE A

DIRECTORS AND OFFICERS OF REPORTING PERSON

Each person’s business address is 2001 Maywill Street, Suite 100, Richmond, Virginia, 23230 and each such person is a United States citizen.

Name	Position and Principal Occupation	Shares of Issuer’s Common Stock Owned

Ukrop’s Super Markets, Inc.
Directors
David J. Naquin	Accountant	0
R. Scott Ukrop	CEO of Grace Street Home Additions	25,424
Lowell S. Ukrop	CFO of Grace Street Home Additions	0
Joseph Edward Ukrop	Director of real estate and construction of the Issuer	25,424
Robert S. Ukrop, Jr.	Motivational speaker	15,095
Jacquelin U. Aronson	Former director of human resources for Ukrop’s	15,095
Jeffrey B. Ukrop	Former manager of Ukrop’s	4,819
Nancy Joseph Ukrop Kantner	Former public-relations representative for Ukrop’s	4,819
James Robert Mooney	Consultant	0

Ukrop’s Thrift Holdings, Inc.
Directors
David J. Naquin	Accountant	0
Officers
David J. Naquin (Treasurer)	Accountant	0

Ukrop’s Services, L.C. does not have any officers or directors. Ukrop’s Super Markets currently has no executive officers other than Robert S. Ukrop.

Exhibit 1

Joint Filing Agreement

The undersigned parties hereby agree to the joint filing of the Statement on Schedule 13D filed herewith, and any amendments hereto, relating to the shares of Common Stock, par value $1.33 per share of Union First Market Bankshares Corporation, with the Securities and Exchange Commission pursuant to Rule 13d-1(k).

Dated: February 11, 2010

/S/ JAMES E. UKROP
James E. Ukrop

/S/ ROBERT S. UKROP
Robert S. Ukrop

UKROP’S SUPER MARKETS, INC.

/S/ ROBERT S. UKROP
Name:	Robert S. Ukrop
Title:	President and CEO

UKROP’S SERVICES, L.C.

/S/ JAMES E. UKROP
Name:	James E. Ukrop
Title:	Manager

UKROP’S THRIFT HOLDINGS, INC.

/S/ JAMES E. UKROP
Name:	James E. Ukrop
Title:	Chairman

EXHIBIT 2

Ukrop’s Commitments to Federal Reserve Bank of Richmond

Ukrop’s Super Markets, Inc. (“Ukrop’s”) and its affiliates and subsidiaries (the “Ukrop’s Group”) will not, without the prior approval of the Board or its staff or the Federal Reserve Bank of Richmond:

1.	Exercise or attempt to exercise a controlling influence over the management or policies of Union Bankshares Corporation, Bowling Green, Virginia (“Union”) or any of its subsidiaries;

2.	Have or seek to have more than one representative of the Ukrop’s Group serve on the board of directors of Union or any of its subsidiaries;

3.	Permit any representative of the Ukrop’s Group who serves on the board of directors of Union or any of its subsidiaries to serve (i) as the chairman of the board of directors of Union or any of its subsidiaries, (ii) as the chairman of any committee of the board of directors of Union or any of its subsidiaries, or (iii) serve as a member of any committee of the board of directors of Union or any of its subsidiaries if the Ukrop’s Group representative represents more than 25 percent of the seats on the committee;

4.	Have or seek to have any employee or representative of the Ukrop’s Group serve as an officer, agent, or employee of Union or any of its subsidiaries;

5.	Take any action that would cause Union or any of its subsidiaries to become a subsidiary of Ukrop’s;

6.	Own, control, or hold with power to vote securities that (when aggregated with securities that the officers and directors of the Ukrop’s Group own, control, or hold with power to vote) represent 25 percent or more of any class of voting securities of Union or any of its subsidiaries;

7,	Own or control equity interests that would cause the combined voting and nonvoting equity interests of the Ukrop’s Group and its officers and directors to equal or exceed 25 percent of the total equity capital of Union or any of its subsidiaries;

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8.	Propose a director or slate of directors in opposition to a nominee or slate of nominees proposed by the management or board of directors of Union or any of its subsidiaries;

9.	Enter into any agreement with Union or any of its subsidiaries that substantially limits the discretion of Union’s management over major policies and decisions, including, but not limited to, policies or decisions about employing and compensating executive officers; engaging in new business lines; raising additional debt or equity capital; merging or consolidating with another firm; or acquiring, selling, leasing, transferring, or disposing of material assets, subsidiaries, or other entities, except as permitted in paragraph 12 below;

10.	Solicit or participate in soliciting proxies with respect to any matter presented to the shareholders of Union or any of its subsidiaries;

11.	Dispose or threaten to dispose (explicitly or implicitly) of equity interests of Union or any of its subsidiaries in any manner as a condition or inducement of specific action or non-action by Union or any of its subsidiaries; or

12.

Enter into any other banking or nonbanking transactions with Union or any of its subsidiaries, except that (1) Union may maintain twenty-four (24) full service and three (3) ATM branch locations of First Market Bank, FSB, located in Ukrop’s stores pursuant to the terms of the Master License Agreement, dated March 28, 2006, as amended, provided that the transaction contemplated by the Asset Purchase Agreement, dated December 17, 2009, between Giant Food Stores LLC, a Delaware limited liability company (“Buyer”) and Ukrop’s is consummated (the “Buyer’s Transaction”), or if the Buyer’s Transaction is not consummated, Union may maintain such branches subject to the letter dated January 11, 2010, to the Board staff; (2) Union may maintain the office leases for (a) the space located at the Ukrop’s Westmoreland Complex pursuant to the Lease Agreement, dated January 24, 1999, as amended; and (b) the space located at the Ukrop’s Westmoreland Complex pursuant to the Lease Agreement, dated October 1, 2004, in each case until such time as Union and Ukrop’s agree to mutually terminate such agreements on mutually agreeable terms; (3) Union Bank may retain and the account titled “Ukrop’s Super Markets, Inc. T/A/ Associate Christmas and Vacation Savings Account for the benefit of Ukrop’s employees;” and (4) the Ukrop’s Group may establish and maintain other deposit accounts with Union, provided that the aggregate balance of all such other deposit accounts does not exceed $500,000 and that the accounts are maintained on substantially the

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same terms as those prevailing for comparable accounts of persons unaffiliated with Union.

The terms used in these commitments have the same meanings as set forth in the Bank Holding Company Act of 1956, as amended, and the Board’s Regulation Y.

Ukrop’s understands that these commitments constitute conditions imposed in writing in connection with the Board’s findings and decisions in Union’s application to acquire all of the voting shares of First Market Bank, FSB, Richmond, Virginia, pursuant to section 4 of the Bank Holding Company Act, and, as such, may be enforced in proceedings under applicable law.

Executed this 9th day of January, 2010.

Ukrop Super Markets, Inc.
By:	ROBERT S. UKROP
Its:	CHAIRMAN, PRESIDENT & CEO

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